UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

CLPS Incorporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G31642

(CUSIP Number)

Xiao Feng Yang

c/o Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road

Kwun Tong, Kowloon
Hong Kong SAR

Tel: +852 37073600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. G31642	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Qinrui Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,976,000 common shares (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,976,000 common shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,976,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Not Applicable* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.26% of the Company’s outstanding common shares
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G31642	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Xiao Feng Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,270,164 common shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,270,164 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,270,164 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Not applicable* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.11% of the Company’s outstanding common shares
14	TYPE OF REPORTING PERSON* IN

CUSIP No. G31642	13D	Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends Schedule 13D filed on February 25, 2019 (the “Original 13D”). This Amendment and the Original 13D are hereby referred to as the “Schedule 13D”.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used and not defined in this Amendment are used as defined in the Original 13D. This Amendment is being filed to reflect the disposition of 103,050 common shares of the Company between November 8, 2019 and December 10, 2019 and the acquisition by Mr. Xiao Feng Yang, a Reporting Person, of 73,607 and 250,000 common shares of the Company pursuant to a grant under the Company’s 2017 Equity Incentive Plan and 2020 Equity Incentive Plan, respectively.

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common shares, par value $0.0001 per share (“Common Shares”), of CLPS Incorporation, a Cayman Islands corporation (the “Company”). The Company’s principal executive office is located at Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Item 2. Identity and Background.

(a)-(c) This report is being filed by Qinrui Ltd. and Xiao Feng Yang (together, the “Reporting Persons”). Xiao Feng Yang is the Chairman of the board of directors of the Company. The Company’s business address is Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Qinrui Ltd. is a holding company formed under the laws of the British Virgin Islands. The principal business of Qinrui Ltd. is managing Xiao Feng Yang’s personal assets and investments. Qinrui Ltd.’s mailing address is c/o Ogier Global (BVI) Ltd., Ritter House, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Xiao Feng Yang has the sole control of Qinrui Ltd.

(d)-(e) Neither Xiao Feng Yang nor Qinrui Ltd. has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Xiao Feng Yang is a citizen of the People’s Republic of China. Qinrui Ltd. is a British Virgin Islands corporation.

Item 3. Source and Amount of Funds and Other Consideration.

On July 12, 2018, the Board of Directors of the Company authorized the award of restricted shares (the “2017 Shares”) to Mr. Yang under the Company’s 2017 Equity Incentive Plan, 73,607 of which vested on July 12, 2019. Mr. Yang did not pay any additional consideration for the 2017 Shares. Between November 8, 2019 and December 10, 2019, Mr. Yang disposed of 103,050 shares of the Company’s common stock. On May 6, 2020, the Board of Directors of the Company authorized the award of 250,000 restricted shares (the “2020 Shares”) to Mr. Yang under the Company’s 2020 Equity Incentive Plan, which vested on May 6, 2020. Mr. Yang did not pay any additional consideration for the 2020 Shares.

CUSIP No. G31642	13D	Page 5 of 6 Pages

Item 4.  Purpose of Transaction.

Mr. Yang sold common shares of the Company between November and December of 2019, and he was awarded the Shares under the Company’s 2017 Equity Incentive Plan and 2020 Equity Incentive Plan stated above. Mr. Yang is currently the Chairman of the board of directors of the Company and therefore will continue to participate in and receive awards under the Company’s incentive programs for as long as he is a director of the Company.

Item 5.  Interest in Securities of the Issuer.

(a)-(d) The calculations in this Item are based upon 15,917,330 common shares issued and outstanding as of May 6, 2020. The foregoing calculation is made pursuant to Rule l3d-3 promulgated under the Securities Act of 1933, as amended to date.

Reporting Person	Amount of Securities Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Xiao Feng Yang	5,270,164 common shares*	33.11%	5,270,164 common shares	-	5,270,164 common shares	-
Qinrui Ltd.	4,976,000 common shares	31.26%	-	4,976,000 common shares	-	4,976,000 common shares

*	Includes the vested portion of the restricted stock granted dated as of May 6, 2020.

Because Mr. Yang controls all of the voting and disposition interests of Qinrui Ltd. with respect to the securities, he may be deemed to have indirect beneficial ownership of the common shares directly beneficially owned by Qinrui Ltd. Neither Xiao Feng Yang nor Qinrui Ltd. has effected any transactions in the securities of the Company in the past sixty days. The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares beneficially owned by the Reporting Persons reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

None.

CUSIP No. G31642	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 12, 2020

/s/ Xiao Feng Yang
Xiao Feng Yang

Qinrui Ltd.

By:	/s/ Xiao Feng Yang
Xiao Feng Yang
Title:	Sole Director